Exhibit 99(a)(5)(A)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase, dated      , 2010, and the accompanying letter of transmittal and other related materials, as they may be amended or supplemented from time to time, and the information contained therein is incorporated herein by reference. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
Up to All Outstanding Shares of Its Common Stock
at a Purchase Price of $9.00 Per Share
     Care Investment Trust Inc., a Maryland corporation (“Care” or the “Company”), is offering to purchase up to all outstanding shares of its common stock, par value $0.001 per share (the “Common Stock”), or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $9.00 per share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest. Care’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated      , 2010, and in the accompanying letter of transmittal and other related materials, which together, as each may be amended or supplemented from time to time, constitute the tender offer.
          THE TENDER OFFER IS CONDITIONED ON THERE HAVING BEEN PROPERLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE TENDER OFFER AT LEAST 10,300,000 SHARES OF OUR COMMON STOCK, AS WELL AS CERTAIN OTHER CONDITIONS. SEE SECTION 6 OF THIS OFFER TO PURCHASE.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 P.M., NEW YORK TIME, ON        ,         , 2010, UNLESS
THE TENDER OFFER IS EXTENDED.

     THE BOARD OF DIRECTORS OF CARE, ACTING UPON THE RECOMMENDATION OF ITS SPECIAL COMMITTEE, UNANIMOUSLY APPROVED THE TENDER OFFER. HOWEVER, NEITHER CARE NOR ANY MEMBER OF THE SPECIAL COMMITTEE, ANY MEMBER OF ITS BOARD OF DIRECTORS, ITS EXECUTIVE OFFICERS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE, THE ACCOMPANYING LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS. STOCKHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER OR OTHER FINANCIAL, LEGAL OR TAX ADVISORS.

     Upon the terms and subject to the conditions of the tender offer, including the proration provision described in the offer to purchase, Care will purchase shares properly tendered and not properly withdrawn in the tender offer. All shares Care acquires in the tender offer will be acquired at the same purchase price. However, if more than the number of shares Care is seeking to purchase in the tender offer are properly tendered and not properly withdrawn, Care will only purchase a pro rata portion of each stockholder’s tendered shares in accordance with the proration provision described in the offer to purchase. Care will return shares tendered and not purchased in the tender offer at its expense promptly following the expiration of the tender offer.
     Under no circumstances will Care pay interest on the purchase price of the shares it purchases in the offer, regardless of any extension of or amendment to the tender offer or any delay in making that payment. The term “expiration time” means 12:00 p.m., New York time, on         ,        , 2010, unless the tender offer is extended as provided in the offer to purchase.
     Care expressly reserves the right, subject to applicable law and subject to the terms and conditions of the Purchase Agreement, at any time and from time to time, and regardless of whether or not any of the events set forth in the offer to purchase have occurred or are deemed by Care to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension no later than 9:00 a.m., New York time, on the next business day after the last previously scheduled or announced expiration time.
     Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration time and, unless theretofore accepted for payment by us under the tender offer, may also be withdrawn at any time after the expiration time. For such withdrawal to be effective, a notice of withdrawal must be in written form, specifying the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered such shares. It must also be received in a timely manner by the depositary at one of the addresses set forth on the back cover of the offer to purchase.
     Care reserves the absolute right to reject any or all tenders of any shares that Care determines are not in proper form, or the acceptance for payment of or payment for which may, in the opinion of Care’s counsel, be unlawful. Care will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, which determination will be final and binding on all parties. Care also reserves the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, and such determination will be binding on all stockholders. None of Care, the depositary, the information agent or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.
     The offer to purchase and the accompanying letter of transmittal will be mailed to record holders of shares whose names appear on Care’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Care’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.
     Please direct any questions or requests for assistance, including requests for additional copies of the offer to purchase, the letter of transmittal, the notice of guaranteed delivery or other related materials, to BNY Mellon Shareowner Services, the information agent for the tender offer at its address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.
The Information Agent for the Tender Offer is:
BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310
Banks and Brokers Call Collect: (201) 680-6579
All Others Call Toll-Free: (800) 777-3674
          , 2010